VIA EDGAR FILING

September 14, 2006

Linda van Doorn
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re: Reading International, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
File No. 1-08625

Dear Mr. Gordon,

Thank you for your letter dated August 31, 2006. We appreciate the opportunity to elaborate on our 2005 10-K filing made on March 16, 2006. While we continue to believe that we have made full and complete disclosure to our shareholders, we have endeavored to address the issues you have noted in your letter. We feel that based on the responses provided in this letter, we have met the goal stated in your letter of August 31, 2006 of enhancing the overall disclosure of our filing.

Form 10-K

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	Please disclose any off-balance sheet arrangements in a separately-captioned section of your MD&A. Refer to Item 303(a)(4) of Regulation S-K.

Response: In response to your suggestion, we will include the following disclosure in our future filings:

Off Balance Sheet Arrangements or Commitments

We had no off-balance sheet arrangements as of December 31, 2005.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies, page 79

2.
Please disclose your policy for accounting for allocating the purchase price of acquired real estate to the various components, such as land, buildings and related in-place leases, and any other intangible assets. Refer to paragraph 37 of SFAS 141, which provides general guidance for assigning amounts to the assets acquired, and liabilities assumed. Please clarify how you determine the fair value for each of these components of the assets acquired. Also, disclose how you determine the respective amortization periods. It appears from your disclosure in Note 10 on page 94 that you allocate a portion of the purchase price to beneficial leases, but not to leases that are at or below market terms.

Response: In response to your suggestion, we will include the following disclosure in our future filings:

Real Estate Purchase Price Allocation

We allocate the purchase price to tangible assets of an acquired property (which includes land, building and tenant improvements) based on the estimated fair values of those tangible assets assuming the building was vacant. Estimates of fair value for land are based on factors such as comparisons to other properties sold in the same geographic area adjusted for unique characteristics. Estimates of fair values of buildings and tenant improvements are based on present values determined based upon the application of hypothetical leases with market rates and terms.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any capitalized above-market lease values as a reduction of rental income over the remaining non-cancelable terms of the respective leases. We amortize any capitalized below-market lease values as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases.

We measure the aggregate value of other intangible assets acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management’s estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods. Management also estimates costs to execute similar leases including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired is further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

We amortize the value of in-place leases to expense over the initial term of the respective leases. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event may the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense.

These assessments have a direct impact on net income and revenues. If we assign more fair value to the in-place leases versus buildings and tenant improvements, assigned costs would generally be depreciated over a shorter period, resulting in more depreciation expense and a lower net income on an annual basis. Likewise, if we estimate that more of our leases in-place at acquisition are on terms believed to be above the current market rates for similar properties, the calculated present value of the amount above market would be amortized monthly as a direct reduction to rental revenues and ultimately reduce the amount of net income.

Business Acquisition Valuations Under FAS 141

The assets and liabilities of businesses acquired are recorded at their respective preliminary fair values as of the acquisition date in accordance with SFAS 141 “Business Combinations”. We obtain third-party valuations of material property, plant and equipment, intangible assets, debt and certain other assets and liabilities acquired. We also perform valuations and physical counts of property, plant and equipment, valuations of investments and the involuntary termination of employees, as necessary. Costs in excess of the net fair values of assets and liabilities acquired is recorded as goodwill.

We record above-market and below-market operating leases assumed in the acquisition of a business where we are the tenant/lessee based on the present value (using an interest rate which reflects the risks associated with the leases assumed of the difference between (i) the contractual amounts to be paid pursuant to the lease agreement and (ii) management’s estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any capitalized below-market lease asset as an increase of rental expense over the remaining non-cancelable term of the respective lease. We amortize any capitalized above-market lease liability as a decrease to rental expense over the initial term and any fixed-rate renewal periods in the respective leases.

The fair values of any other intangible assets acquired are based on the expected discounted cash flows of the identified intangible assets. Finite-lived intangible assets are amortized using the straight-line method of amortization over the expected period in which those assets are expected to contribute to our future cash flows. We do not amortize indefinite lived intangibles and goodwill.

Note 2 - Summary of Significant Accounting Policies, page 79

3.
Please tell us how you determined that your investment in Rialto Cinemas should be accounted for on a cost basis. Additionally, tell us, and disclose in future filings, whether you have evaluated your non-consolidated investments under FIN 46(R) to determine whether any of these investments would be variable interest entities.

Response:

The transaction in question was structured as the acquisition of all of the stock of a corporation (Rialto Entertainment) which held as its principal asset a 50% joint venture interest in an unincorporated joint venture doing business as Rialto Cinemas. Our participation in that joint venture and access to information regarding the joint venture, was initially restricted, as the entities owning the remaining 50% interest in the joint venture, and which had day-to-day responsibility for the operation of the joint venture, initially took the position that our acquisition of the stock of Rialto Entertainment was not executed in accordance with the joint venture agreement which controlled Rialto Cinemas.

We evaluated our particular circumstances in this Investee-Investor relationship in accordance with FASB Interpretation No. 35, Criteria for Applying the Equity Method of Accounting for Investments in Common Stock an interpretation of APB Opinion No. 18, which states:

“2. Opinion 18 requires that the equity method of accounting be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee.  The presumptions in paragraph 17 of Opinion 18 are intended to provide a reasonable degree of uniformity in applying the equity method.  The presumptions can be overcome by predominant evidence to the contrary.

3.     Evidence that an investor owning 20 percent or more of the voting stock of an investee may be unable to exercise significant influence over the investee's operating and financial policies requires an evaluation of all the facts and circumstances relating to the investment.  The presumption that the investor has the ability to exercise significant influence over the investee's operating and financial policies stands until overcome by predominant evidence to the contrary.

4.     Examples of indications that an investor may be unable to exercise significant influence over the operating and financial policies of an investee include:

a.     Opposition by the investee, such as litigation or complaints to governmental regulatory authorities, challenges the investor's ability to exercise significant influence.

b.     The investor and investee sign an agreement under which the investor surrenders significant rights as a shareholder.

c.     Majority ownership of the investee is concentrated among a small group of shareholders who operate the investee without regard to the views of the investor.

d.     The investor needs or wants more financial information to apply the equity method than is available to the investee's other shareholders (for example, the investor wants quarterly financial information from an investee that publicly reports only annually), tries to obtain that information, and fails.

e.     The investor tries and fails to obtain representation on the investee's board of directors.

This list is illustrative and is not all-inclusive.  None of the individual circumstances is necessarily conclusive that the investor is unable to exercise significant influence over the investee's operating and financial policies.  However, if any of these or similar circumstances exists, an investor with ownership of 20 percent or more shall evaluate all facts and circumstances relating to the investment to reach a judgment about whether the presumption that the investor has the ability to exercise significant influence over the investee's operating and financial policies is overcome.”

Consistent with paragraph 4(d) above, we tried to obtain the annual financial information and/or financial statements of Rialto Cinemas for the year-ended December 31, 2005 and failed because the investor responsible for financial reporting did not recognize us as a proper partner based on the manner in which we acquired our equity interest, and refused to provide us with such information. Also, consistent with paragraph 4(e) above, during the period from the date we acquired the equity interest until recently, we tried to obtain representation on the investee’s board of directors and failed as well. In addition, during the same period we were unable to exercise our voting interests in any manner to influence the operations of Rialto Cinemas.

As a result of consideration of the relevant guidance and the particular circumstances of this investee-investor relationship, we concluded that the presumption that the investor has the ability to exercise significant influence over the investee’s operating and financial policies has been overcome by predominant evidence to the contrary, and that the cost method was the appropriate method of accounting in these circumstances.

We have now resolved this dispute with the other Joint Venture parties, and as a result, we anticipate changing the accounting for this joint venture from a cost method to an equity method by the end of the quarter ended September 30, 2006.

Additionally, in response to your suggestion, we will include the following disclosure in our future filings:

Variable Interest Entities

In December 2003, the FASB issued Interpretation 46R, Consolidation of Variable Interest Entities, or FIN 46R. The purpose of this interpretation is to provide guidance on how to identify a variable interest entity, or VIE, and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company’s consolidated financial statements. A company that holds variable interests in any entity will need to consolidate that entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIE’s anticipated losses and/or receive a majority of the VIE’s expected residual returns. As of December 31, 2005, we did not have any investment interests in VIEs.

Note 18 - Commitments and Contingencies, page 104

Tax Audit, page 105

4.
Please disclose whether or not it is probable that you will incur a loss, and if so, disclose the amount that you have accrued as your best estimate of your settlement with the IRS. If you believe it is reasonably possible that you will incur a loss, or an additional loss above what you have accrued, give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. If you believe the possibility that you will incur a loss is remote, please state that. Refer to paragraph 10 of SFAS 5.

Response:

This issue was addressed with the Staff through an exchange of letters commencing with the Staff’s letter to us of October 14, 2005 and ending with the Staff’s letter to us of November 30, 2005. For your convenience, we have included as Appendix 1 and Appendix 2, respectively, to this letter the relevant portions of these letters. We believe that the disclosure made was consistent with the commitments made in our letter to Staff dated November 30, 2005.

Specifically:

We have estimated and accrued an appropriate liability as of 12/31/05, based on our estimate of the probable future settlement of the case (see Note 14 - Income Taxes).

We have disclosed in Note 14 - Income Taxes that our income tax liabilities include income tax contingencies of $3.5 million related to the 1996 Tax Audit. We have disclosed that our total current income tax liability is $6.9 million and we have separately noted that the IRS has offered to settle for $8.0 million (see Note 14 - Income Taxes).

We have disclosed in Note 18 - Commitments and Contingencies that an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8 of SFAS 5 and we have provided substantial disclosure related to the nature of the contingency and an estimate of the range of loss in that same footnote.

Set forth below is the relevant disclosure currently set forth in our Note 14 - Income Taxes:

“We have accrued $11.8 million in income tax liabilities as of December 31, 2005, of which $6.9 million have been classified as income taxes payable and $4.9 million have been classified as other non-current liabilities. As part of income taxes payable, we have reserved $3.5 million in connection with the 1996 Tax Audit described in Note 18 - Commitments and Contingencies. We believe these amounts represent an adequate provision for our income tax exposures, including income tax contingencies related to foreign withholding taxes described in Note 15 - Other Liabilities.”

Based on the above disclosures, we do not believe that further disclosure is required in the 2005 financial statements.

Note 18 - Commitments and Contingencies, page 104

5.
Please disclose whether or not it is probable that you will incur a loss related to the environmental decontamination of the North Viaduct property, and if so, disclose the amount that you will have accrued as your best estimate of the loss. If you believe the possibility of incurring a loss is probable, but have accrued an amount less than the $3.5 million that has been asserted by the City of Philadelphia, please tell us why you have not accrued the full amount. If you believe it is reasonably possible that you will incur a loss or an additional loss above what has been accrued, give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. If you believe the possibility that you will incur a loss is remote, please state that. Refer to paragraph 10 of SFAS 5.

We have included within our other liabilities our best estimate of the probable cost to remove the environmental hazard, should such action ultimately be compelled, and have provided adequate disclosure in accordance with Regulation S-X and SFAS 5 “Accounting for Contingencies”. We believe that our disclosure on this matter has been sufficient. Our analysis follows:

Specifically, we considered the following paragraphs of SFAS 5:

Paragraph 8:

“An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

a)
Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b)	The amount of loss can be reasonably estimated.”

We have estimated and accrued an appropriate liability as of 12/31/05, based on our estimate of the probable future cost to remove the environmental hazard based on contractor estimates and proposals. While we now believe, based upon advice of counsel, that we have no current obligation to undertake any remedial action, we would need to address this remediation issue prior to any sale or redevelopment of the property.

Paragraph 9:

“Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued may be necessary for the financial statements not to be misleading.”

We have disclosed in our financial statements that “we continue to believe that our recorded remediation reserves related to the North Viaduct are adequate.” We have accrued $1.7 million in decontamination reserve based on contractor estimates and proposals. We do not consider it is necessary for us to separately disclose the loss contingency in further detail for the financial statements not to be misleading, particularly given that we are not currently under any obligation to effect any such cleanup and have no current intention of voluntarily effecting such a clean-up nor any current plan for the sale of development of the property.

Paragraph 10:

“If no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met, or if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.”

Based on legal advice and bid information received to date, we believe that our reserve is adequate, and that the disclosure is sufficient.

On behalf of Reading International, Inc., I acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff recommendations as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We await your comments re the above responses and attached revisions and hope that they would have fully satisfied your enquiries.

Sincerely,

Andrzej J. Matyczynski
Chief Financial Officer
Tel: 213 235 2238

Appendix 1 -
Tax Question Excerpt from Reading’s Response Letter Dated October 14, 2005

Note 17 - Commitments and Contingencies

Tax Audit, page 96

6.
Tell us and disclose in future filings whether the probability of loss is probable, reasonably possible or remote. Also, tell us the amount of the loss that has been accrued if any. For reference see paragraphs 8-10 of SFAS 5. We may have further comment.

Response: -

We believe the probability of a material loss arising from the resolution of IRS proposed changes to the RDGE 1996 tax return and the CRG 1997 tax return to be remote. The Company has been advised by outside legal counsel that it is more likely than not that we will prevail if the IRS chooses to litigate this matter.

We have provided full disclosure of the facts and circumstances surrounding the case and the full range of exposure to the Company. We also disclosed the fact that Company received an offer in compromise from the IRS to settle this matter for approximately $5.5 million plus accrued interest of $2.5 million. Based on the advice of legal counsel, we determined not to accept this settlement offer. Given the level of initial settlement offer made by the IRS, we believe it likely that this matter will not go to trial and ultimately, expect to resolve the issue with all taxing authorities through a negotiated settlement. Our best estimate of the probable settlement amount for this matter has been recorded within other current income taxes payable.

-A1-1-

Appendix 2 -
Tax Question Excerpt from Reading’s Response Letter Dated November 30, 2005

Note 17 - Commitments and Contingencies

Tax Audit, page 96

2. We have reviewed your response to comment 6. Please tell us and disclose the amount recorded within other current income taxes payable as the best estimate of your settlement with the IRS. In addition, please disclose in your amendment to your Form 10-K whether the Company believes the probability of a loss is probable, reasonably possible or remote.

Response:

We have included within current income taxes payable our best estimate of the probable settlement amount with the IRS and we have provided adequate disclosure in accordance with SFAS 109 “Accounting for Income Taxes”, Regulation S-X and SFAS 5 “Accounting for Contingencies”.

Specifically, we considered the following paragraphs of SFAS 5:

Paragraph 8:

“An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

c)
Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

d)	The amount of loss can be reasonably estimated.”

We have estimated and accrued an appropriate liability as of 12/31/04, based on our estimate of the probable future settlement of the case.

Paragraph 9:

“Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 8, and in some circumstances the amount accrued may be necessary for the financial statements not to be misleading.”

We have disclosed in our financial statements our income tax liabilities, noting that such liabilities are “including income tax contingencies related to….the 1996 Tax Audit”. We have disclosed that our total current income tax liability is $6.3 million and we have separately noted that the IRS has offered to settle for $8 million. As such, we do not consider it is necessary for us to separately disclose the loss contingency in further detail for the financial statements not to be misleading.

-A2-1-

Paragraph 10:

“If no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met, or if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. 6 The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable.”

An exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 8 and we have provided substantial disclosure related to the nature of the contingency and an estimate of the range of loss.

We do not believe that further disclosure is required in the 2004 financial statements. We propose to include further information as it develops in a future filing. While we do not consider this to be necessary disclosure, in future filings we will include a statement indicating that the we consider the likelihood of losing the IRS litigation to be remote and that we have accrued our best estimate of the probable loss upon settlement in current income taxes payable. As of December 31, 2004, this amount was $3.1 million.

-A2-2-